United States securities and exchange commission logo





                             April 22, 2021

       Chenlong Tan
       Chief Executive Officer
       iPower Inc.
       2399 Bateman Avenue
       Duarte, CA 91010

                                                        Re: iPower Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 15,
2021
                                                            File No. 333-252629

       Dear Mr. Tan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 Filed April 15,
2021

       Description of Capital Stock, page 59

   1. We note your disclosure that you amended and restated your articles of incorporation to eliminate any future
issuances of Class B Common Stock after the holders of your Class B
                                                        Common Stock converted
all of their shares into Class A Common Stock in April 2021;
                                                        however, this section
still includes references to your Class B Common Stock and a fifth amended and restated
articles of incorporation is not included in your exhibit index.
                                                        Please file the latest
amendment, or, if such amendment will be superseded, the version of your articles of
incorporation that will be effective upon the closing of this offering and revise this section to
reflect the terms of this latest amendment.
 Chenlong Tan
FirstName
iPower Inc.LastNameChenlong Tan
Comapany
April       NameiPower Inc.
       22, 2021
April 222, 2021 Page 2
Page
FirstName LastName
General

2. Please provide support for the statements that you are "a leading online retailer" and
         "a leading online hydroponic equipment supplier."
       Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Megan Penick